

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2018

Timothy S. Duncan
President and Chief Executive Officer
Talos Energy Inc.
333 Clay Street, Suite 3300
Houston, TX 77002

> **Re: Talos Energy Inc.**
> **Registration Statement on Form S-4**
> **Filed September 14, 2018**
> **File No. 333-227362**

Dear Mr. Duncan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources